EXHIBIT 2

(a)  Bernard Edison

(b)  501 North Broadway, St. Louis, Missouri 63102

(c)  None

(d) Mr. Edison has not been convicted in a criminal proceeding during the last five years.

(e) Mr. Edison has not been a party to such a civil proceeding of a judicial or administrative body during the last five years.

(f)  Mr. Edison is a citizen of the United States of America.